
July 7, 2015

Via E-mail
Douglas L. Williams
President and Chief Executive Officer
Atlantic Capital Bancshares, Inc.
3280 Peachtree Road NE, Suite 1600
Atlanta, GA 30305

> **Re:** **Atlantic Capital Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 10, 2015**
> **File No. 333-204855**
>
> **First Security Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **File No. 000-49747**

Dear Mr. Williams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please supplementally provide us with any board books prepared or provided by Sandler O'Neil and Macquarie in connection with rendering the fairness opinions.

2. We note your disclosures on page 49 and 160 that two shareholder class action lawsuits were filed in connection with the merger. Please tell us why the complainants believe

First Security's Directors breached their fiduciary duties, detailing the alleged flaws in the sales process. Please also supplementally provide us with copies of these complaints.

Questions and Answers About the Merger and the Special Meeting, page 1

3.   Please revise the Q&A regarding merger taxation to disclose whether receipt of a tax opinion that the exchange will be tax-free is a condition of the merger, and, if so, if that condition is able to be waived by either party. Please make corresponding changes on page 12.

4.   Please revise the appraisal rights Q&A on page 7 to clarify why First Security's holders do not have these rights. We note that pages 139-140 indicate that "generally" holders of NASDAQ traded securities do not have appraisal rights.

Conditions to the Completion of the Merger, page 15

5.   Please revise an update to bullet number six to include the approximate amount of proceeds for the private equity offering and from the contemplated debt offering or other financing and whether any of these transactions have been completed, and if not, the expected timeframe for completion.

Risk Factors

Risks Related to the Merger, page 47

6.   Please include a separate risk factor to prominently disclose that the Atlantic Capital share consideration being offered in the merger may not accurately represent the value of First Security common stock. In this regard we note your disclosures on page 28 that "there is no established public trading market for Atlantic Capital common stock" and that your recent private placement, upon which your merger share exchange ratio is based, had a "price per share [that] was negotiated as one element of a complex agreement, and my not represent an accurate estimate of the value of Atlantic Capital common stock standing alone."

We may undergo an ownership change within the meaning of Section 382 of the Internal Revenue Code, which could affect our ability to fully utilize First Security's deferred tax assets, page 50

7.   Please estimate First Security's deferred tax assets and the amounts you expect to forfeit or retain following the ownership change, revising to include comparable disclosure in your Summary. Refer to Item 503(a) of Regulation S-K. Please also revise your heading to reflect, if true, that you expect the merger to limit your ability to utilize these deferred tax assets.

The Merger

Background of the Merger, page 65

8. Refer to your third paragraph on page 66. Please revise to disclose the date of your referenced letter of intent. Please also revise here or elsewhere in this discussion to disclose the reasons for the cash component.

9. Please revise the second full paragraph on page 67 to discuss how and by whom the private investors were introduced and why they were included before the offer of Company B was rejected.

10. Refer to the second sentence in your second paragraph on page 68. Please revise to quantify the "minimum and maximum numbers of shares of First Security common stock that could be converted into the right to receive the cash consideration" offered in your letter of intent dated February 20, 2015. Please also revise your disclosure to explain why the proposed structure of your agreement changed from a reverse merger to a forward merger.

11. Refer to your second full paragraph on page 70. Please revise to disclose which party suggested decreasing the cash proportion of the agreed upon merger consideration, and whether any other terms of the merger or associated transactions were altered as a result of this change.

First Security's Reasons for the Merger and Recommendation of the First Security Board of Directors, page 71

12. Please balance your discussion here, and on page 88, to disclose the negative factors or potential risks associated with your merger agreement that were considered by the First Security and Atlantic Capital boards of directors, respectively, when each voted to approve the merger agreement.

Board of Directors and Management of Atlantic Capital Following Completion of the Merger, page 98

13. Please file the Agreements with Ulysses and MFP Partners as exhibits or advise the staff as to why they are not required to be filed.

The Merger Agreement

Explanatory Note Regarding the Merger Agreement, page 106

14. Please revise the third sentence to provide details of how the representations, warranties and covenants were "qualified" and what "limitations" were agreed to by the parties.

Unaudited Pro Forma Condensed Combined Financial Statements, page 117

15.   Please expand the disclosure to state that the price of Atlantic Capital's common stock to be issued in connection with the merger is based on the Stone Point purchase agreement entered into on March 25, 2015 to sell 1,984,127 shares of common stock at $12.60 per share, which based on the 0.188 share merger exchange ratio and represents an implied value of $2.37 per share of First Security common stock. In addition, disclose that it is possible that the consideration received in exchange for each share of First Security common stock could be less than the market value of such share of First Security common stock prior to the merger.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 120

16.   Please revise adjustment "c" to delete the words, net of reversed allowance for loan losses as the fair value adjustment is made gross to the acquired loan portfolio.

17.   Please tell us and revise to expand the disclosure of adjustment "h" to state how you determined that a $48.8 million reversal of a valuation allowance on First Security's deferred tax asset was appropriate.

18.   Please expand adjustments "k" and "n" to state that they include the total estimated value associated with converted vested stock options.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 122

19.   Please expand adjustment "a" to more specifically disclose how you determined the difference between the recorded interest earned on loans and the estimated incremental income accretion of the acquired loans and your relevant assumptions.

20.   Please expand adjustment "b' to more specifically disclose how you determined the amount of the accretion of the fair value adjustment related to held to maturity securities and your relevant assumptions.

21.   Please expand adjustment "c" to more specifically disclose how you determined the amount of amortization of the fair value adjustment related to deposits and your relevant assumptions.

22.   Please tell us how you determined the gross amount of adjustment "d" given your noted assumptions for both the core deposit intangible and the debt issuance costs. In this regard, it is unclear why you have reflected the amortization of debt issuance costs here as well as in adjustment "i."

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

3. Unaudited Pro Forma Regulatory Capital Ratios, page 125

23.   Please provide a note to the tabular presentations as of March 31, 2015 to reconcile U.S. GAAP shareholders' equity to the minimum and maximum amounts of common Tier 1, total risk-based capital, Tier 1 risk-based capital and Tier 1 leverage for the consolidated company and the bank.

Security Ownership of Certain Beneficial Owners and Management of Atlantic Capital, page 227

24.   We note your disclosure in footnote (16) that the last "column reflects shares purchased in the Equity Offering." Please revise to disclose the total number of shares that Trident IV, LP will beneficially own after completion of the Equity Offering.

Atlantic Capital's Certain Relationships and Related Persons Transactions, page 229

25.   Please revise this section to disclose all related party transactions required to be disclosed by Item 404(a) of Regulation S-K which occurred during your past three fiscal years, this fiscal year, or to such transactions that are currently proposed. Refer to Instruction 1 to Item 404 of Regulation S-K.

Form 10-K for Fiscal Year Ended December 31, 2014

Part III

Item 11. Executive Compensation, page 139

26.   Please provide us with your analysis for not providing compensation disclosure for a fifth named executive officer. Please refer to Item 402(a)(3) of Regulation S-K and Instruction 1, thereunder, in your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Staff Accountant

cc: Betty Temple, Esq.